Mail Stop 4561

				December 14, 2005

John B. Wood
Telos Corporation
19886 Ashburn Road
Ashburn, VA 20147

Re:	Telos Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
		File No. 001-08443

Dear Mr. Wood:

	We have reviewed your response letter dated July 22, 2005 along with the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Management Discussion and Analysis

Cost of Sales, Page 10

Prior Comment Number 1

1. Your brief response to our prior comment does not provide sufficient information to explain why you believe the classification of litigation settlement is appropriately classified as a credit in cost of sales. Tell us more about the underlying basis for the litigation and the nature of the significant costs you incurred. Typically, settlements associated with litigation are classified outside of revenues and cost of sales since they do not meet the criteria in 5-03(b) of Regulation S-X.

Consolidated Financial Statements

Consolidated Statements of Operations, page 18

Prior Comment Number 3

2. We note in your response that you intend to separately report product and service revenues in future filings at such time as comparable information is available for all periods presented. Please note, however, that if your revenues from products and services are greater than 10% of total revenues, Rule 5-03(b) requires this presentation for all periods presented. Refer to Question 1 of SAB Topic 13B.

Note 1.  Summary of Significant Accounting Policies, page 24

Revenue Recognition, page 24

Prior Comment Numbers 4 - 6

3. We have reviewed your responses to prior comment numbers 4, 5 and
6 and have the following additional comments:

* Your response and disclosures in your recent Form 10-Q suggest that the application of SOP 81-1 is appropriate as your contracts are within the scope of the AICPA`s Audit and Accounting Guide for Audits of Federal Government Contractors. Please note that it may not be appropriate to apply SOP 81-1 unless your contracts meet the scope of
SOP 81-1. Refer to paragraph 13 of SOP 81-1. Also, please note that reference to your competitors` arrangements and disclosures should not be a factor in the determination of the appropriate accounting literature for your arrangements.
* Your response also suggests that you believe your arrangements are within the scope of SOP 81-1, because your contracts involve "complex delivery of technology products and services". Clarify whether your contracts are similar to those described in paragraph 13 of SOP 81-1.
If so, please further describe the nature of your arrangements and why you believe your contracts are similar to those set forth in that paragraph.
* Clarify what your "managed support services" represent.
Describe
the nature and timing of these services and why you believe these services are within the scope of SOP 81-1. Similarly clarify the nature of the services you describe as integration services and enterprise solutions in the business section of your Form 10-K.
* Your response generally refers to SOP 97-2, SAB 104, EITF 00-21 and
SOP 81-1; however, it does not specifically address how you apply this literature to your different contracts. For example, tell us more about the arrangements where you apply EITF 00-21, the nature of the elements in that arrangement, how you allocate the arrangement fee to the elements and the period over which you recognize the respective revenue for each element. Also, clarify whether your arrangements under SOP 97-2 require significant production, modification or customization of software or if your services are essential to the functionality of any other element. Refer to paragraphs 7 and 65 of SOP 97-2.

Prior Comment Number 7

4. We note your basis for recognizing gross revenue related to resold products. Tell us how you considered all of the criteria in EITF 99-
19 when determining that gross revenue recognition was appropriate.
Clarify the nature of the `resold products` you are referring to and whether your `resold products` include the resale of certain third party software products, as disclosed on page 4 of your fiscal year
2004 Form 10-K. Also, tell us more about the contractual arrangements you recently entered into and how they differ from your current arrangements. Explain why it may be appropriate for you to apply net revenue reporting for these arrangements.

Financial Instruments, page 26

Prior Comment Number 8

5. Your response indicates that as there are no known comparable securities with which to estimate fair value for the subordinated debt or redeemable preferred stock, you believe it is not practicable to estimate for those securities. Tell us how you considered paragraphs 22 - 29 of SFAS 107 when arriving at this determination.
Furthermore, paragraph 15 of SFAS 107 defines practicable as the ability to arrive at an estimate of fair value without incurring excessive costs. Explain how you considered this definition when arriving at your conclusion to not estimate the fair value of your subordinated debt or your redeemable preferred stock.

Note 2. Investment in Enterworks, page 27

Prior Comment Numbers 9 and 10

6. We have reviewed your response to prior comments 9 and 10 and your disclosures in your recent Form 10-Qs and do not believe you have provided sufficient information for us to understand your historical accounting for your investments in Enterworks and Enterworks International. Please provide us with sufficient historical information surrounding your arrangements with Enterworks and Enterworks International and the corresponding accounting literature that supports your accounting. Please ensure your comprehensive response addresses the following:

* Please clarify how you were accounting for your 50% investment in
Enterworks International as of December 31, 2003. We understand that upon adoption of FIN 46 (in 2004), you consolidated Enterworks International`s operating results, which suggests that you were not consolidating its results prior to that date. Please advise and clarify your accounting. In your response, tell us how you considered your indirect ownership interest in Enterworks International through your ownership in Enterworks. Refer to the authoritative literature that supports your accounting.
* You indicate that the $500,000 write-down of your investment in Enterworks International was done in accordance with SFAS 144.
As
previously requested, please explain the reasons for the $500,000 write-down (during Fiscal 2003) of your December 2003 investment in
Enterworks International. Provide us with the specific facts and circumstances that lead you to believe that shortly after you made your investment in Enterworks International your investment was impaired. Also, clarify why you believe SFAS 144 is the appropriate authoritative accounting literature to apply. If you were applying the equity method of accounting to your investment in Enterworks International, please specifically address paragraph 19(h) of APB 18.
Refer to paragraph 5(d) of SFAS 144.
* Your response refers to a $900,000 write-down of the two-year
OEM
SLA, which was comprised of initial consideration of $1 million, comprised of $100,000 cash and $900,000 services. Your response, along with disclosures in your June 2005 Form 10-Q indicate that you recorded the impairment in accordance with SFAS 144. Supplementally tell us why you believe SFAS 144 is the appropriate authoritative accounting literature for this SLA. In this regard, explain why you did not consider SFAS 86 for your accounting. In your response, also tell us the specific facts and circumstances that lead you to believe your SLA was impaired shortly after you entered into the agreement.
Also, clarify why you did not impair the $100,000 cash portion of the
SLA.
* Tell us why you are applying SFAS 142 for the EPX software and how you considered either SFAS 86 and/or SOP 98-1.
* Tell us how you have accounted for the 2005 Conversion Agreement entered into in October 2005 and whether your accounting for Enterworks has changed as a result of this Agreement. Reconcile your disclosure in your September 30, 2005 Form 10-Q that you held a fully diluted ownership percentage of 25.1% as of September 30, 2005 and that ownership interested `increased` to 19%.

7. We have reviewed the calculations you provided us in your response
to prior comment number 10 and have the following additional comments:
* Your calculation for Enterworks in Test number 3 indicates that you
recorded equity in the income from continuing operations before income taxes for Enterworks during 2002 and 2003. However, disclosure in MD&A under "Losses from affiliates" indicates that you recorded losses of $1.5 million due to the application of the equity
method of accounting during 2002.  Please clarify how you
determined
the numerator in your calculations for Enterworks for all periods presented. Reconcile your calculation amounts with disclosures in MD&A and with your statement in Note 2, which states that during 2004 and 2003, the Company`s share of the Enterworks losses exceeded the carrying value of the notes.
* Clarify why you have not included the $1.4 million losses associated with your investment in Enterworks International in 2003.

Note 7. Redeemable Preferred Stock, page 31

12% Cumulative Exchangeable Redeemable Preferred Stock, page 31

Prior Comment Numbers 13 - 17

8. Reconcile your response to us regarding your ability and intent to refinance the Public Preferred Stock with the recent disclosures you provided in your September 30, 2005 Form 10-Q.

9. We note the recommendations of your Independent Committee which include the initiation of discussions with the various stakeholders to determine if a consensual restructure or purchase of your Public
Preferred Stock can be negotiated. They further indicate that a compromise price for the `near term repurchase` of the Public Preferred Stock would appear to be in the best interest of the Company. In light of this recommendation, tell us further why you believe liquidation of the obligation is not reasonably expected to require the use of existing resources or the creation of current liabilities.

10. Since it does not appear that you meet the requirements of paragraph 10 and 11 of SFAS 6, we do not understand why you have not classified the scheduled redemptions according to their contractual redemption schedule. While we understand that you believe there are certain provisions to existing agreements that preclude you from redeeming the Public Preferred Stock following the terms of the redemption schedule, we understand you are required to discharge the obligations as soon are you are able to do so and that recommendations from the Independent Committee include a `near term repurchase` of the Public Preferred Stock.

Prior Comment Number 18

11. We note your reference to an independent national investment firm in your September 30, 2005 Form 10-Q. If you chose to refer to an independent firm, you must identify that firm and include the expert`s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of
Regulation C.

Note 10. Commitments and Contingencies, page 36

Warranties, page 37

Prior Comment Number 19

12. You indicate in your response that your treatment of warranty `revenue` is consistent with paragraph 24 of SFAS 5 for the traditional warranty `revenue`. This particular accounting literature does not apply to revenue recognition, but rather cost accruals for obligations related to product warranties and product defects. In your response, quantify the amount of warranty revenues you have recorded and clarify where they are classified in your statements of operations. If your traditional warranties are not separately priced, clarify how you determine the amounts of warranty
`revenue` to recognize. Further explain the nature of your traditional warranties and the basis for you to recognize revenues to the extent they are not separately priced extended warranty arrangements. Refer to the accounting literature that supports this accounting.


Note 13.  Summary of Selected Quarterly Financial Data
(Unaudited),
page 39

Prior Comment Number 20

13. You indicate in your response that the "sales increase is due in large measure to the seasonality of the government buying practices."
Tell us how you considered Instruction number 5 to paragraph (b) of
Item 303 of Regulation S-K which states that a registrant shall discuss any seasonal aspects of its business which have had a material effect upon its financial condition or results of operation.
Also, tell us how you considered Item 303 (a)(3)(ii) of Regulation
S-
K as your response appears to indicate a trend that has a material impact on net sales.

Form 10-Q for the quarter ended September 30, 2005

Financial Data by Market Segment, page 27

14. Further explain the reasons for the decline in sales of your higher margin messaging solutions and an increase in lower margin product revenues. Clarify if this represents a trend that is expected to continue, and if so, how it is expected to impact future operations and liquidity.

Item 4.  Controls and Procedures, page 36

15. Management`s conclusion that your disclosure controls and procedures are effective "in timely alerting them to any material changes in information required to be included in the Company`s periodic Securities and Exchange Commission filings" is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

      You may contact Jason Niethamer at 202-551-3855, Lisa
Mitrovich
(Assistant Chief Accountant) at 202-551-3453 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

John B. Wood
Telos Corporation
December 14, 2005
Page 1